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FEB 25 2019
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6003 University Ave, Ste C
(No. and Street)

Cedar Falls (City) IA (State) 50613 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard R. Dobson, Sr. (319) 277-3553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

801 Felix Street (Address) St. Joseph (City) MO (State) 64501 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Howard R. Dobson Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Securities, Inc., as of 12/31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANELL MEYER-SMALLEY
COMMISSION NO. 739191
MY COMMISSION EXPIRES
FEBRUARY 17, 2021

NOTARIAL SEAL IOWA

Signature

CCO/VP/FinOp

Title

Janell Meyer-Smalley

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2018

TABLE OF CONTENTS

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Financial Securities, Inc. (the Company) as of December 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2012.

St. Joseph, Missouri
February 12, 2019

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$ 25,598
Regulatory deposit	176
Prepaid expenses	2687
TOTAL ASSETS	$ 28,461

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 117
Accrued liabilities	293
Total liabilities	410
Stockholder's equity:	
Common stock, no par value, stated value $5 per share, 1,000 shares authorized, issued, and outstanding	5,000
Additional paid-in-capital	65,000
Accumulated deficit	(41,949)
Total stockholder's equity	28,051
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 28,461

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018

REVENUE		
Commissions earned		$ 25,660
EXPENSES,		
Commissions expense	11,600	
Professional	17,860	
Management	6,000	
Apportioned clerical support	4,276	
Registration and regulatory	5,661	
Dues and subscriptions	2,587	
Other	617	
Total expenses		48,601
NET LOSS		$ (22,941)

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE, JANUARY 1, 2018	$ 5,000	$ 45,000	$ (19,008)	$ 30,992
Net loss	-	-	(22,941)	(22,941)
Capital Contributions		20,000		20,000
BALANCE, DECEMBER 31, 2018	$ 5,000	$ 65,000	$ (41,949)	$ 28,051

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (22,941)	
Adjustments to reconcile net loss to net cash		
Used in operating activities:		
Effects of changes in operating assets and liabilities:		
Prepaid expenses	(1,143)	
Regulatory deposit	55	
Accrued liabilities	(257)	
Net cash used in operating activities		(24,286)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	20,000	
Net cash provided by financing activities		20,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(4,286)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		29,884
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 25,598

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Financial Securities, Inc., (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k) (1) of rule 15c3-3 of the Securities and Exchange Commission and claims exemption from the remaining provisions of that rule.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America rrequires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the Mutual Fund Company or insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are considered to be earned on a trade date basis when the customer funds are accepted by the mutual fund or variable annuity company. This method is used because management considers the amount of revenue to be determinable and all related performance obligations complete.

Trail fees on mutual funds and variable annuities are earned over the time period the customer holds the related investment product. They are determined by applying the rate to the current value of the customer's investment. The rate and timing of trail fees are determined by the mutual fund company or the insurance company. Trail fees are considered to be earned when received. This method is used because management considers the amount of revenue to be determinable and all related performance obligations complete at the time trail fees are received.

For the year ended December 31, 2018, American Financial Securities, Inc. earned revenue from the following investment types:

Variable Annuities	$1,828
Mutual Funds	1,844
Trail Fees – Variable Annuities	4,609
Trail Fees – Mutual Funds	17,379
Total Revenue	$25,660

There were no accounts receivable from customer contracts on January 1, 2018 or December 31, 2018.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commission's receivable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company's stockholder is liable for federal and state income taxes on the Company's income in his individual income tax returns.

The Company follows the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic ASC 740-10 and has evaluated for uncertain tax positions. Management has determined that there are no uncertain tax positions as of December 31, 2018. The tax returns for the past three years remain open for examination by tax jurisdictions.

Recently Adopted Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customer (ASC 606), which replaces numerous requirements in U.S. GAAP, including industry –specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, we adopted the requirements of ASC 606 using the modified retrospective method. Upon completing our implementation assessment of ASC 606, we concluded that no adjustment was required to the opening balance of retained earnings at the date of initial application. There was no change in the timing of revenue recognition upon adoption of ASC 606

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company occupies office space in offices owned by Black Hawk Properties, which is owned by the Company's stockholder. For the year ended December 31, 2018 the Company incurred $6,000 of management fees and $4,276 in apportioned clerical support to Investors Professional Services, Inc. (IPS), a company owned by substantially the same owner as the Company. Of the $4,276 in clerical support, $293 was accrued for services rendered in December 2018. Included in the management fee is rent for the office space.

The company pays commissions to its representatives based on their sales. For the year ended December 31, 2018, the Company paid $10,442 in commissions to a relative of the Company's stockholder.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company had net allowable capital of $25,188, which is in excess of the $5,000 requirement under Rule 15c3-1. The Company has aggregate indebtedness of $410 which results in a ratio of .02 to 1.

There are no material differences between these financial statements and the December 31, 2018 financial statements filed with FINRA.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company derived approximately 76% of its revenue from three investment companies during the year ended December 31, 2018.

NOTE 5 - SUBSEQUENT EVENTS

Management evaluated subsequent events through February 12, 2019 which is the date these financial statements were issued. Events or transactions occurring after December 31, 2018, but prior to February 12, 2019 that provide additional evidence about conditions that existed at December 31, 2018, have been recognized in the financial statements for the year ended December 31, 2018.

NOTE 6 – LIQUIDITY

As shown in the accompanying statements, the Company incurred a net loss of $22, 941 during the year ended December 31, 2018 and is not generating cash from operations. Those factors create uncertainty about the Company's ability to continue as a going concern. Management of the Company has evaluated these conditions through receiving a support letter from its owner that will provide all necessary funds for the Company to operating with excess regulatory net capital through February 29, 2020.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTARY INFORMATION

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2018

TOTAL STOCKHOLDER'S EQUITY		$ 28,051
Non-allowable assets		
Regulatory deposit	$ 176	
Prepaid expenses	2,687	
Total non-allowable assets		2,863
NET CAPITAL		$ 25,188
Aggregate Indebtedness		
Included in the statement of financial condition:		
Accounts payable	$ 117	
Accrued liabilities	293	
Total aggregate indebtedness		$ 410
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 27
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 20,188
Net capital less greater of 10% of aggregate indebtedness Or 120% of minimum dollar net capital requirement		$ 19,188
Ratio of aggregate indebtedness to net capital		.02 to 1

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as December 31, 2018)

There were no material differences between this calculation and stockholders equity and net capital as reported in the Company's Focus Report Part IIA.

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE II, COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3 (exemption)
December 31, 2018

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as American Financial Securities, Inc. claims exemption from such computation under Section (k)(1), as the Company does not carry customers' accounts on its books.

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE III, INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 (exemption)
December 31, 2018

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k) (1), since the Company does not carry customers' accounts on its books.

EXEMPTION REPORT
SEC Rule 17a-5(d) (4)

January 2, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d) (4):

- American Financial Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- American Financial Securities, Inc. claimed an exemption under paragraph (k) (1) of Rule 15c3-3 for the fiscal year ended December 31st, 2018.
- American Financial Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:
    - Maintain a minimum net capital requirement of $5,000 pursuant to SEC rule 15c3-3 (k) (1) of the Net Capital Rule; and operate pursuant to SEC rule 15c3-3(k)(1) (the Customer Protection Rule), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. American Financial Securities, Inc. will not hold customer funds or safe-keep customer securities.
- American Financial Securities, Inc. has met the identified exemption provisions in paragraph (k) (1) of Rule 15c3-3 throughout the period of January 1st, 2018 through December 31st, 2018 without exception.
- American Financial Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph (k) (1) of Rule 15c3-3 for the period of January 1st, 2018 through December 31st, 2018.

The above statements are true and correct to the best of my and the Firm's knowledge.

H. Richard Dobson, Jr., CCO/Vice President /FinOp
American Financial Securities, Inc.

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) American Financial Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the exemption provisions) and (2) American Financial Securities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St Joseph, Missouri
February 12, 2019